Paris, January 14, 2019

Telecom Italia and Vivendi

Vivendi deplores the time-wasting tactics used by the Elliott Board members of Telecom Italia (TIM) who have decided to delay until March 29 the holding of a Shareholders’ Meeting, contrary to the company’s by-laws and the Italian Civil Code.

Vivendi, after notifying the Board on December 11, 2018 of its intentions, formally requested on December 14 the convening of a TIM Shareholders’ Meeting as soon as possible. In response, the Board first took note of Vivendi’s December 14th request before announcing on December 21st that it was starting to evaluate it, deferring a decision until January 14th, and now deciding to hold a Shareholders’ Meeting more than two months later.

These time-wasting tactics are negatively impacting TIM’s financial results every day, as is sadly reflected by the more than 40% drop in the share price since May 4, 2018. These tactics constitute a genuine denial of shareholder democracy and run counter to the most basic and fundamental principles of good corporate governance.

Vivendi reserves the right to request the convening of a new Shareholders’ Meeting this summer if the company’s governance and financial results do not improve significantly.

About Vivendi

Since 2014, Vivendi has been focused on building a world-class content, media and communications group with European roots. The clear and ambitious strategy that was set in motion four years ago has been successfully executed by the Management Board. First, in content creation, Vivendi owns powerful, complementary assets in music (Universal Music Group), mobile games (Gameloft) as well as movies and series (Canal+ Group), which are the three most popular forms of entertainment content in the world today. Second, in the distribution market, Vivendi has acquired the Dailymotion platform and repositioned it to create a new digital showcase for its content. The Group has also joined forces with several telecom operators and platforms to maximize the reach of its distribution networks. In 2017, a third building block – communications – was added to this structure, via Havas. Havas possesses unique creative expertise in promoting free content and producing short formats, which are increasingly viewed on mobile devices. In addition, through Vivendi Village, the Group explores new forms of business in live entertainment, franchises, ticketing and digital technology that are complementary to its core activities. Vivendi’s various businesses cohesively work together as an integrated industrial group to create greater value. www.vivendi.com, www.cultureswithvivendi.com